FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

DNB Carnegie, Inc.

Year Ended December 31, 2025

With Report of

Independent Registered Public Accounting Firm

(SEC I.D. No 8-66024)

DNB Carnegie, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2025

Contents

Facing Page & Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition 5

Statement of Operations.. 6

Statement of Changes in Stockholder's Equity.. 7

Statement of Changes in Subordinated Borrowings 8

Statement of Cash Flows 9

Notes to Financial Statements...11

Supplemental Schedules

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange
  Commission... 33

Schedule II – Computation for Determination of Reserve Requirements 34

Schedule III – Information for Determination of Possession or Control of Securities…… 35

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DNB Carnegie, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Hudson Yards, 81st Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wilson Fong	917-634-1827	wilson.fong@dnb.no
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Theodore S. Jadick, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DNB Carnegie, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Laurel Thomas
Notary Public

Signature: TS Jadick

Title: President

LAUREL THOMAS
Notary Public - State of New York
NO. 01TH0012005
Qualified in Kings County
My Commission Expires Aug 15. 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
DNB Carnegie, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DNB Carnegie, Inc. as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DNB Carnegie, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DNB Carnegie, Inc.'s management. Our responsibility is to express an opinion on DNB Carnegie, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DNB Carnegie, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of DNB Carnegie, Inc.'s financial statements. The supplemental information is the responsibility of DNB Carnegie, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as DNB Carnegie, Inc.'s auditor since 2019.
New York, New York
March 2, 2026

DNB Carnegie, Inc.

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$ 118,948,691
Cash segregated in compliance with federal and other regulations	587,807
Convertible note (note 12)	17,240,016
Deposit with clearing broker (note 3)	1,000,000
Investment banking and advisory fees and other receivables	5,978,896
Deferred tax asset, net	2,595,646
Receivable from customers (note 2)	7,045,597
Fixed assets (net of accumulated depreciation and amortization of $2,142,835) (note 5)	5,786,047
Right-of-use assets	14,088,744
Prepaid expenses and other assets	1,996,261
Goodwill (note 2)	4,704,968
Total assets	$ 179,972,673

Liabilities and stockholder's equity

Liabilities:

Lease liability (note 8)	$ 14,088,744
Accrued expenses and interest payable	7,654,246
Fail to receive (note 2)	7,045,597
Taxes payable	8,311
Total liabilities	28,796,898

Stockholder's equity:

Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	365,366
Retained earnings	150,809,409
Total stockholder's equity	151,175,775
Total liabilities and stockholder's equity	$ 179,972,673

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Carnegie, Inc.

Notes to Financial Statements

December 31, 2025

1. Nature of Operations and Organization

DNB Carnegie, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") whose head office is located in Oslo, Norway. During the first quarter of 2025, the Parent acquired all shares of Carnegie Holding AB, a leading investment bank and asset manager in the Nordics headquartered in Stockholm, Sweden. As a result of this acquisition, the Company, formerly known as DNB Markets, Inc., acquired 100% of Carnegie Inc., a registered U.S. broker-dealer and an indirectly wholly owned subsidiary of Carnegie Holding AB. The acquisition was finalized effective October 1, 2025, at which time the Company changed its legal name to DNB Carnegie, Inc.

The Company was formed as a corporation under the laws of the state of New York on January 10, 2003. The Parent is the sole shareholder of the Company. The Company is based in the United States and conducts business from its main office in New York, New York. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales and trading desk in New York for the purchasing and selling of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934, U.S. Institutional Investors, Canadian and selected Latin American institutional investors (collectively, "Clients"). The Parent acts as the clearing broker-dealer for these trades. In addition, the Company's sales and trading desk is involved in selling primary equity and fixed income securities transactions to Clients when the Company or the Parent is involved as an underwriter or arranger. The Company's sales and trading desk also solicits Clients to establish and maintain accounts on a fully disclosed basis with Goldman Sachs & Co ("GS&C"), a registered clearing broker, for the purpose of purchasing and selling U.S. equity and fixed income securities. The Company introduces Clients to GS&C on a fully disclosed basis and therefore is not required to make a 15c3-3 reserve computation pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company also qualifies for an exemption to the 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities and Exchange Act of 1934 by maintaining a special bank account for the exclusive benefit of customers pursuant to Client Commission Agreements as discussed below.

The Company engages in broking activities with multiple clients under Client Commission Agreements whereby the Company, acting as an executing broker, receives order flow in foreign securities from the clients. The Company retains a portion of the agreed commission for order

execution and pays the balance to a plan sponsor in return for brokerage and research services. The amount to be paid to the plan sponsor is recorded separately as a reduction of commission income on the Statement of Operations and is segregated in a special bank account for the exclusive benefit of customers.

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate equity and fixed income securities in the United States as a bookrunner or underwriting syndicate member; At-The-Market equity offerings; the arrangement and syndication of bank loans made by the Parent and its affiliates, including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging the private placement of exempt corporate equity and fixed income securities with Clients.

2. Significant Accounting Policies

The accompanying financial statements of the Company as of December 31, 2025, have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and in accordance with Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

DNB Carnegie, Inc.

Notes to Financial Statements (continued)

December 31, 2025

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest income on cash equivalents is recognized as revenue when earned. At December 31, 2025, cash and cash equivalents amounted to $118,948,691, which included $100,500,000 invested in a money market fund that invests in securities issued or fully guaranteed, as to principal and interest, by the U.S. government, and repurchase agreements collateralized by such securities.

Cash Segregated in Compliance with Federal and Other Regulations

Cash segregated in compliance with federal and other regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the Company's Client Commission Agreements.

Investment Banking and Advisory Fee Income, Net

Investment banking revenue includes underwriting and placement agent fees earned through the Company's participation in public and private offerings of equity and fixed income securities. In public offerings, the Company acts as an underwriter and earns management fees, selling concessions and underwriting fees. In private offerings, the Company acts as a placement agent and earns placement fees. Fee revenue relating to underwriting and private placement transactions is recorded when performance obligations related to the transaction have been satisfied, the amount to be earned for the services provided has been determined and collection is reasonably assured.

As an underwriting participant in public offerings of equity and fixed income securities, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Estimated transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement from the lead manager, typically within 90 days following the closing of the transaction.

The Company also engages in the arranging and syndication of bank loans made by the Parent and its affiliates. Fees for this activity are typically paid to the Company as an arranger and are evidenced by fee agreements between the Company and the customer, or between the Company

and the Parent or DNB Capital LLC, an affiliated entity. Fees are typically recognized upon closing of the transaction.

Fee income also includes fees earned from providing merger and acquisition advisory services and is recorded when services for the transactions are completed under the terms of each assignment and collection is reasonably assured.

Investment banking and advisory fees and other receivables primarily include receivables relating to the Company's investment banking and advisory engagements. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar risk characteristics exist. In determining the amount of the allowance for doubtful accounts, management considers historical collectability and makes judgements about the credit worthiness of the pool of customers based on credit evaluations. During the year ended December 31, 2025, the Company did not record any bad debt expense. There was no allowance for credit losses as of December 31, 2025.

Commission Income, Net

Commission income includes income earned on effecting trades with Clients in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows multiple clients to allocate a portion of their gross commissions to pay for research products and other services provided by third parties under Section 28(e) of the Securities Exchange Act of 1934 pursuant to Client Commission Agreements. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture arrangements are recorded on an accrual basis for each eligible trade and netted against commission income on the Statement of Operations.

Institutional Income

Institutional income represents income earned from Clients for corporate access, marketing, research and execution services. Such income is typically not governed by contractual agreements. Revenue is recorded when services have been rendered, the income amount is determinable, and collection is reasonably assured. This is generally when payment is received.

Income Taxes

Income taxes are accounted for under ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, which requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment and computer hardware is calculated on a straight-line basis using estimated useful lives of three years or more. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value as such financial instruments are short term in nature.

Fail to Deliver/Fail to Receive

The Company follows trade date accounting. Fail to deliver and fail to receive balances are presented as Fail to Deliver and Fail to Receive on the Statement of Financial Condition as applicable.

At December 31, 2025, the Company recorded one fail to receive transaction totaling $7,045,597 with a corresponding receivable (recorded in Receivable from customers) of the same amount

related to transactions that did not settle according to their contractual terms. The transaction was booked in accordance with Rule 15a-6 and was subsequently settled without an adverse impact to the Company.

Right-of-Use Assets and Lease Liabilities

The Company accounts for leases in accordance with ASC 842, *Leases* and it recognizes right-of-use ("ROU") assets and lease liabilities on the Statement of Financial Condition. The ROU assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations. As of December 31, 2025, the remaining ROU assets and lease liabilities amounted to $14,088,744.

The Company's operating lease agreements are comprised of real estate leases for its office space. ROU assets represent the Company's right to use the underlying asset for the remaining lease term and lease liabilities represent the Company's obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities are recognized from the commencement date of the lease based on the net present value of the lease payments over the remaining lease term. As the Company's leases do not provide an implicit interest rate, and the implicit interest rate is not readily determinable, the Company calculated its Incremental Borrowing Rate ("IBR") in accordance with methodology used by the Parent.

The Company entered into a sublease agreement with the Parent's New York Branch during the year ended December 31, 2019 for the use of its current main office space in New York. The net present value of the lease payments for this new sublease was determined using a 2.83% IBR.

Current Expected Credit Losses

The Company recognizes credit losses in accordance with ASC 326. The Company must measure credit losses for receivables at the time the financial asset is originated or acquired. For financial assets measured at amortized cost, cash and cash equivalents and receivables from clients, the Company has concluded that there are minimal to no expected credit losses based on the nature of the financial assets and immaterial historic and expected losses.

During 2025, the Company maintained fee receivables from unsettled fixed income and equity offerings, syndication transactions and commissions for trades cleared through a third party. The nature of these fees is that they are typically settled within 90 days of revenue recognition, and therefore the Company has determined the unsettled receivables are limited to the amount owed the Company for a short period of time.

DNB Carnegie, Inc.

Notes to Financial Statements (continued)

December 31, 2025

As of December 31, 2025, the Company maintained an Investment banking and advisory fees and other receivables balance of $5,978,896. There is still $2,232,105 of this receivable balance outstanding as of the date of issuance of these financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers.* The objective of ASC 606 is to disclose useful information regarding the nature, timing, amount and uncertainty of revenue from contracts with customers. ASC 606 applies to all contracts with customers that provide goods or services in the ordinary course of business. The Company's primary revenue streams are as follows: Investment banking and advisory fee income, Commission income and Institutional income. The Company uses a five-step model for recognition of revenue based on control, in accordance with the standard.

The Company uses reasonable judgement to determine whether performance obligations have been satisfied, the nature of the services and the amount earned for the service, whether collection is assured and if any warranties exist.

Revenue from securities underwriting transactions is recognized on the settlement date (the date on which the Company purchases the securities from the issuer) for the portion of the offering amount the Company is contracted to purchase. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer receives the net proceeds of the securities offering at that point.

During the year ended December 31, 2025, the Company recognized revenue of $51,105,726 from Investment banking and advisory fee income, $4,559,174 from Commission income and $1,292,021 from Institutional income. The Company held $8,175,760 in fees receivable at the beginning of the year and ended the year with a fee receivable balance of $5,978,896.

Goodwill

On October 1, 2025, the Company completed the acquisition of Carnegie, Inc., a registered U.S. broker-dealer and an indirectly wholly owned subsidiary of Carnegie Holding AB. The Company paid $12,000,000 to acquire 100% of Carnegie, Inc. The acquisition is expected to enhance the

DNB Carnegie, Inc.

Notes to Financial Statements (continued)

December 31, 2025

Company's market position and facilitate incremental growth in commission and fee related revenue.

The transaction was accounted for as a business combination in accordance with ASC 805, *Business Combinations*. The Company was identified as the acquirer for accounting purposes and the operating results of Carnegie, Inc. have been included in the Company's financial statements from the acquisition date.

Purchase Price Allocation

The total purchase consideration was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the consideration paid over the estimated fair value of the net identifiable assets acquired resulted in the recognition of an initial Goodwill amount of $4,722,429. There were no other identifiable intangible assets recorded as part of the acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

At October 1, 2025,

Cash and cash equivalents	$ 3,656,704
Cash segregated in compliance with federal and other regulations	500,000
Current and deferred tax asset, net	3,506,899
Right-of-use asset	93,593
Prepaid expenses and other assets	947,219
Lease liability	(108,006)
Accrued expenses and interest payable	(1,318,838)
Net identifiable assets acquired	$ 7,277,571
Goodwill	4,722,429
Net assets acquired	$ 12,000,000

The Company recognized $410,314 of acquisition related legal costs that were expensed in the current period. These costs are included on the Statement of Operations under "Professional fees."

The goodwill recorded by the Company is not deductible for tax purposes.

Accounting Policy for Goodwill

Goodwill is to be evaluated for impairment annually, or more frequently if circumstances indicate the carrying amount may not be recoverable.

The Company has identified one reporting unit which is the Company's sole operating segment. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than it's carrying value. The Company will perform a quantitative impairment assessment if necessary.

Goodwill Roll forward

Opening balance on January 1, 2025	$ -
Goodwill recognized from acquisition	4,722,429
Measurement period adjustments	(17,461)
Impairment losses	-
Closing balance on December 31, 2025	$ 4,704,968

Convertible Note

The Company recognizes the fair value and mark-to-market gains or losses on its convertible note further described in note 12 in accordance with ASC 815, *Derivatives and Hedging.*

The Company has elected to measure the convertible note at fair value, which is consistent with management's view of the underlying economics and the way the note is managed. Quarterly mark-to-market calculations are performed by the Parent and recorded locally by the Company. The payment-in-kind interest is accrued monthly and recorded as interest income on the Company's Statement of Operations with a corresponding interest receivable entry. The payment-in-kind accrued interest is capitalized on the principal amount of the convertible note on the anniversary of its purchase.

The mark-to-market calculations include two components, one related to the fixed interest rate payable on the convertible note, and one related to the embedded derivative value of the Company's option to convert the convertible note into equity in Back Bay Life Science Advisors ("BBLSA"), the issuer of the convertible note. The resulting mark-to-market calculations are recorded as unrealized gains/(losses) on the Statement of Operations on a quarterly basis. The

unrealized nature of these calculations generates deferred tax balances recorded on the Company's Statement of Financial Condition.

Segment Disclosure

In accordance with ASC 280, Segment Reporting, the Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. These include investment banking services as well as sales and trading of equity and fixed income securities. The Company has identified its President as the chief operating decision maker ("CODM"). CODM uses revenues, net income and excess net capital to evaluate the results of the business and manage the Company. The Company's operations constitute a single reportable segment, because CODM manages the Company's business activities holistically. The accounting policies used to measure the profit and loss of the segment are the same as described in the significant accounting policies note. The segment assets are the same assets described on the Statement of Financial Condition.

Recently Adopted Accounting Standards

Improvements to Income Tax Disclosures

The FASB has recently issued Accounting Standards Update (ASU) 2023-09, Improvements to Income Tax Disclosures. This update is effective for all public business entities for fiscal years beginning after December 15, 2024, and it requires entities to disclose specific categories in the tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The Company adopted ASU 2023-09 in the 2025 fiscal year. The Company has determined there is no material impact to its operations and the adoption resulted in additional disclosures in Note 7.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its U.S. clearing broker, GS&C, which serves as collateral against any losses that could be incurred by GS&C for which it is entitled to be indemnified by the Company. At December 31, 2025, the Company had $1 million deposited with GS&C. The deposit does not represent an ownership interest in GS&C.

DNB Carnegie, Inc.

Notes to Financial Statements (continued)

December 31, 2025

4. Related Party Transactions

As of December 31, 2025, the Company maintained a revolving subordinated loan agreement with the Parent in the amount of $285,000,000, maturing December 31, 2030 (the "Agreement"). As of January 1, 2025, there was no outstanding balance under the Agreement. During the year, the Company borrowed and subsequently repaid a total of $150,000,000 under the Agreement. As of December 31, 2025, there was no outstanding balance under the Agreement.

The interest rate on the outstanding amounts under the Agreement is one-month SOFR plus 229 basis points per annum. The Company pays a commitment fee of 15 basis points per annum on the average undrawn balance under the Agreement. Interest expense incurred under the Agreement during the year ended December 31, 2025 was $586,632, which includes $395,579 of commitment fees, and is included in Interest expense on the Statement of Operations.

Outstanding borrowings under the Agreement are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. Borrowed amounts may not be repaid without FINRA's prior written consent.

The Company has an agreement with the Parent's New York Branch whereby the New York Branch provides the Company with certain services which include, but are not limited to, shared occupancy and administrative services including accounting, legal, payments processing, information security, human resources, payroll and benefits management, purchasing and/or leasing of equipment, use of its information technology systems and record storage. During the year ended December 31, 2025, the Company incurred expenses of $1,573,153 under this agreement, which is included in Allocated charges from affiliates on the Statement of Operations. Included in the year end expenses for the Company was $1,356,658 incurred under Carnegie, Inc. agreements with DNB Carnegie Investment Bank AB and DNB Carnegie Investment Bank AB, UK Branch for the provision of similar services.

The Company has an agreement with the Parent whereby certain services are provided by the Parent and the Company compensates the Parent for using such services. These services include, but are not limited to, systems development and maintenance costs, use of the Parent's order Management Systems, equity research, and market support and clearing services. During the year ended December 31, 2025, the Company incurred expenses of $2,939,852 under this agreement, which is included in Allocated charges from affiliates on the Statement of Operations.

The Company enters into agreements with affiliated entities as appropriate regarding the sharing of fees originating from its investment banking activities. During the year ended December 31, 2025, the Company earned $32,956,067 in fees under these agreements which is included in Investment banking and advisory fee income, net on the Statement of Operations.

5. Fixed Assets

At December 31, 2025, fixed assets are comprised of the following:

Computer hardware	$ 419,853
Computer software	95,731
Leasehold improvements	6,988,446
Equipment	55,846
Furniture	369,006
Total cost	7,928,882
Less accumulated depreciation and amortization	2,142,835
Total cost, net of accumulated depreciation and amortization	$ 5,786,047

The company recognized $435,211 of depreciation expense for the year ended December 31, 2025.

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value including a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three-tier hierarchy of inputs is summarized below:

DNB Carnegie, Inc.

Notes to Financial Statements (continued)

December 31, 2025

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement. Classified as level 3 are financial instruments which cannot be valued based on directly observable prices. For these instruments, other valuation techniques are used, such as valuation of assets and liabilities in companies, estimated cash flows and other models where key parameters are not based on observable market data.

The Company accounts for its convertible note at fair value. This convertible note is not actively traded and there are no directly observable prices for it. The valuation of the mark-to-market components of the convertible note is performed by the Parent on a quarterly basis, using assumptions for volatility and other key parameters described below. The carrying amounts of cash and other assets with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

The Company utilizes two methodologies to value the convertible note: a straight bond valuation component and the conversion option valuation component. The straight bond component is valued using the coupon rate and maturity date embedded in the convertible note, and a discount rate derived from the swap curve corresponding to the remaining duration of the note to maturity and a credit spread the Company deemed appropriate under the circumstances as there are no comparable companies in the market to reference. The conversion option component is valued using the Black-Scholes model and the Company uses several unobservable inputs for its calculation including certain volatility assumptions. The market value of BBLSA was determined as part of the Company's analysis of the convertible note transaction and the terms of the convertible note were negotiated on an arms-length basis. The Company has not updated the assumed market value of BBLSA in valuing the convertible note.

Notes to Financial Statements (continued)

December 31, 2025

The following table presents information about the Company's assets measured at fair value of December 31, 2025.

	Level 1	Level 2	Level 3	Total
Assets, at fair value				
Money market fund	$100,500,000	$ –	$ –	$100,500,000
Convertible note	–	–	17,240,016	17,240,016
Total assets, at fair value	$100,500,000	$ –	$17,240,016	$117,740,016

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the year ended December 31, 2025 attributable to the following:

	Beginning Balance as of January 1, 2025	PIK interest during 2025	Mark-to-market gain/(loss) for 2025	Fair value as of December 31, 2025
Convertible note	$ 15,347,201	$ 867,504	$ 1,025,312	$17,240,016
Total Level 3 assets	$ 15,347,201	$ 867,504	$ 1,025,312	$17,240,016

7. Income Taxes

The components of income tax expense for the year ended December 31, 2025 are as follows:

	Current	Deferred	Total
Federal	$ 4,998,538	$ 371,190	$ 5,369,728
State and local	650,678	(9,347)	641,331
	$ 5,649,216	$ 361,843	$ 6,011,059

At December 31, 2025, the Company has the following deferred tax assets and liabilities.

Deferred Tax Assets:		
Accrued Bonus	$	1,133,647
ROU Assets		1,004,250
Net Operating Losses		3,170,070
Valuation Allowance		(30,845)
Total Deferred Tax Assets	$	5,277,122
Deferred Tax Liabilities:		
Depreciations	$	(1,444,082)
Lease Liabilities		(798,448)
Unrealized Gains		(438,946)
Total Deferred Tax (Liabilities)	$	(2,681,476)
Total Deferred Tax Asset, net	$	2,595,646

At December 31, 2025, the Company recorded $30,845 valuation allowance for the net operating loss carried over from the acquisition of Carnegie Inc. The Company also recorded $276,252 in prepaid corporate tax carried over from Carnegie, Inc., this is included in the "Prepaid expenses and other assets" line on the Statement of Financial Condition.

The company paid $6,289,000 and $150,651 federal income tax and state income tax, respectively in 2025.

		2025
Pre-Tax Income	$	25,984,969
Applicable tax rate		21%
Tax at the applicable tax rate of 21%	$	5,456,843
State and local income taxes		515,152
Uncertain tax position accrual		36,487
Tax Rate Changes and Others		2,577
Income Tax Expense	$	6,011,059
Effective Tax Rate		**23.13%**

DNB Carnegie, Inc.

Notes to Financial Statements (continued)

December 31, 2025

The Company had an effective tax rate of 23.13% for the year ended December 31, 2025, which is different from the federal statutory rate of 21.00% due primarily to state and local taxes for New York, and New York City.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). The Company determined no uncertain tax position existed as of December 31, 2025. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next twelve months.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2025, the Company accrued $36,487 in additional state and local taxes and interest relating to the voluntary disclosure programs completed in 2018. To remediate the non-filing issue of state and local tax returns, the Company completed the voluntary disclosure programs with various state and local tax departments in 2018. Under the programs, the Company voluntarily filed the returns and paid the related taxes and interest for the preceding two or three years. As part of the agreement, the state and local departments waived the Company's filing obligations for all the open years.

As of the end of 2025, the statute of limitations for tax audits applies to the Company's 2022, 2023, and 2024 federal returns. The New York State and New York City statutes for tax audit remain applicable to the Company's 2022 – 2024 tax years.

8. Commitments and Contingencies

Sublease Commitments

The Company has a sublease agreement with the Parent's New York Branch for office space at 30 Hudson Yards, New York, NY (the "30 HY Sublease"). The total rent expense under the 30 HY Sublease for the year ended December 31, 2025, was $1,439,625 which is included in Rent and occupancy expense on the Statement of Operations.

As of December 31, 2025, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:

2026	$ 1,498,058
2027	1,498,058
2028	1,498,058
2029	1,498,058
2030	1,550,621
Thereafter	8,692,679
Total	16,235,533
Discount to Present Value	2,146,789
Lease Liability	$ 14,088,744

Other information related to leases as of December 31, 2025:
- Weighted average remaining lease term: 10.25 years
- Weighted average discount rate: 2.83%

Carnegie, Inc.'s lease for office space expired on December 31, 2025. Included in the year end rent expense was $104,549 for the period of October 2025 to December 2025 related to the Carnegie, Inc. office lease.

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GS&C for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2025, no amounts were recorded under such agreement as no loss exists.

Litigation

In 2018, the Company was named as a defendant, together with a corporate client, and other underwriters in an opt-out action ("Opt-Out Action") in connection with a public offering of securities by the corporate client. The Opt-Out Action derived from a previously filed U.S. class action involving the same corporate client and underwriter defendants. The U.S. class action was settled in 2022. The plaintiff in the Opt-Out Action alleged that the securities' offering documents were materially untruthful or incomplete. Following the parties' completion of discovery, the defendant underwriters filed several motions including dispositive motions requesting the court to dismiss the claims against the underwriters. In May 2023, the court ruled in favor of 3 of 4 summary judgement motions filed by the underwriter defendants. In December 2024, the court referred the Opt-Out Action, together with other opt-out actions involving the corporate client, to a Special Master for settlement discussions. On September 17, 2025, the Court issued an order scheduling a settlement conference for November 4, 2025. On December 8, 2025, the parties announced that a full settlement had been reached with a settlement agreement expected to be signed in January 2026.

On January 9, 2026, the parties entered into a settlement agreement and a stipulation of dismissal with prejudice was filed with the court on January 20, 2026. The Company did not incur any damages, costs or expenses in connection with the settlement.

Guaranteed Compensation

During 2024, the Company entered into agreements with two employees with guaranteed payments to be made in 2026, subject to the employees satisfying all terms of the agreements.

During 2025, the Company entered into agreements with two employees with guaranteed payments to be made in 2026 and 2027, subject to the employees satisfying all terms of the agreements.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2025 and were subsequently settled had no material effect on the financial statements as of that date.

DNB Carnegie, Inc.

Notes to Financial Statements (continued)

December 31, 2025

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004 administered by DNB Bank ASA, New York Branch. Eligible employees electing to enroll in this plan may receive an employer match of 100% on up to 12% of an employee's salary, capped at the annual deferral limit as defined in the plan. The Company made contributions in accordance with the plan totaling $651,621 for the year ended December 31, 2025. This amount is included in Employee compensation and benefits expense on the Statement of Operations.

Eligible employees participate in a noncontributory defined benefit pension plan administered by DNB Bank ASA, New York Branch. The cost for the Company for the year ended December 31, 2025, was $318,068 and is included in Employee compensation and benefits expense on the Statement of Operations.

For 2025, legacy Carnegie, Inc. employees were eligible to participate in noncontributory defined contribution pension plan administered by Carnegie, Inc. The cost for the Company for the period of October 2025 through December 2025 was $54,163 and is included in the Employee compensation and benefits expense on the Statement of Operations. As of January 1, 2026, all legacy Carnegie, Inc. employees were transferred to DNB Bank ASA, New York Branch's defined contribution 401(k) plan.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution in amounts that typically exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory and other investment banking services. No losses have occurred in such accounts during the year ended December 31, 2025.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the Company to maintain a minimum net capital of $250,000. As of December 31, 2025, the Company had net capital of $111,158,616 which exceeded the regulatory requirement by $110,908,616. In accordance with the exemptive requirements of Section k(2)(i) SEC Rule 15c3-3, the Company

has segregated $587,807 in a special bank account for the exclusive benefit of customers pursuant to Client Commission Agreements. At December 31, 2025, the Company had $55,915 in payables to customers related to these Client Commission Agreements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GS&C, or proprietary accounts of brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GS&C, which require, among other things, that GS&C perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

12. Global Mandate Agreement and Convertible Note Transaction with Back Bay Life Science Advisors ("BBLSA")

The Company entered into a transaction with BBLSA to purchase a secured convertible promissory note ("Note") issued by BBLSA in the amount of $13,640,000 in May 2023. The Note matures in May 2027. The Note includes payment-in-kind interest accruing at 6% per annum. As part of the transaction, the parties entered into a Global Mandate Agreement, which provides the operational and commercial framework for collaborating on the origination and execution of investment banking transactions in the healthcare and life-science industries.

BBLSA is an unaffiliated third-party strategic advisory/consultancy firm with expertise in the healthcare and life-sciences industries. The Note transaction and Global Mandate Agreement were negotiated on an arm's length basis. The Company's purchase of the Note represents an investment in BBLSA, with the Note being convertible at the Company's sole option into equity in BBLSA as described in the Note and related transaction documents.

The Note was purchased for $13,640,000 at transaction closing. The mark-to-market calculations related to the straight bond and conversion option valuation components of the Note were $3,783,935 and ($1,869,822), respectively, as of December 31, 2025. Payment-in-kind interest of $867,504 was added to the principal balance in 2025. The market value of the Note, including mark-to-market adjustments, was $17,240,016 as of December 31, 2025.

DNB Carnegie, Inc.

Notes to Financial Statements (continued)

December 31, 2025

13. Subsequent Events

The Company has entered into initial discussions to purchase a majority equity interest in BBLSA with partial consideration contemplated to be in the form of a conversion of the outstanding principal amount of the convertible note issued to the Company by BBLSA plus interest accrued thereon. If a transaction is successfully concluded, management believes it will not have a material impact on the Company's financial condition.

Other than as disclosed above, the Company evaluated subsequent events through the date of issuance of the financial statements and found no material impact on the Company's financial condition, results of operations or cash flows.